Confidential Treatment of Portions of this Letter Has Been Requested by Bank of America Corporation Pursuant to 17 C.F.R. § 200.83. Brackets denote such omissions.

January 20, 2011

Mr. Hugh West

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	Bank of America Corporation (the “Corporation”)

Form 10-K for the Fiscal Year Ended December 31, 2009

Forms 10-Q for the Quarterly Periods Ended March 31, 2010,

June 30, 2010 and September 30, 2010

File No.: 001-06523

Dear Mr. West:

We have received and reviewed your letter dated December 22, 2010. The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff’s comments. Our responses are intended to address the comments and questions raised by the Staff. We would be pleased to continue to work with the Staff in resolving any matter requiring further attention.

Form 10-Q for Quarterly Period Ended September 30, 2010

Notes to Consolidated Financial Statements

Note 11 – Commitments and Contingencies, page 54

Litigation and Regulatory Matters, page 58

1.	We note your disclosure on page 59 about the aggregate range of possible losses in excess of the accrued liability (if any) related to those matters where an estimate is possible. You have provided quantified information about the range of reasonably possible losses for a “limited number” of the matters disclosed in Note 11 and in the prior commitments and contingencies disclosures. While useful, we believe additional information to put this disclosure in context would further enhance the understandability of this information. Please consider providing additional disclosure for the matters for which you are unable to provide an estimate of reasonably possible losses in excess of the accrued liability, if any. Alternatively, information can be provided for those matters where a range of reasonably possible losses has been estimated. The objective would be to allow a reader to determine those cases for which an estimate has been made and those for which an estimate cannot be made.

Response:	We have reviewed our disclosure regarding the aggregate range of possible losses in excess of the accrued liability (if any) related to those matters where an estimate is possible. In particular, we have considered, as requested by the Staff, what additional information could be provided that would further enhance the understandability of the quantified information provided. We believe our existing disclosure appropriately addresses the requirements of applicable accounting and disclosure rules. We remain concerned that providing information in certain matters can be prejudicial to existing litigation. However, in response to the Staff’s comment, in future filings, beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, we will provide appropriate additional information to help put this disclosure in context.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 92

General

2.	We note that you provide disclosures in various parts of your filing addressing the potential risks and uncertainties associated with your mortgage and foreclosure-related activities, including repurchase exposure related to representations and warranties, potential impacts of foreclosure delays, and allegations of breaches of servicing obligations under pooling and servicing agreements. While you provide a significant disclosure around your representations and warranties exposure in your role as seller/securitizer, disclosure about the risks you face in your role as servicer (including alleged breaches or improper application of pooling and servicing criteria) appears limited. Please tell us and expand your future filings to describe in greater detail your role in the securitization process and provide more clarity around your exposure to such risks.

Response:	In future filings, beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, we will expand the description of our role as servicer in the securitization process as well as provide more clarity around our exposure to risks faced as a servicer.

Bank of America and its legacy companies have securitized a significant portion of the residential mortgage loans that it has originated or acquired. The Corporation services a large portion of the loans it has securitized and also services loans on behalf of third-party securitization vehicles. In addition to identifying specific servicing criteria, pooling and servicing arrangements entered into in connection with a securitization or whole loan sale typically impose standards of care on the servicer, with respect to its activities, that may include the obligation to adhere to the accepted servicing practices of prudent mortgage lenders and/or to exercise the degree of care and skill that the servicer employs when servicing loans for its own account. Many non-agency residential mortgage-backed securitizations and whole loan servicing agreements also require the servicer to indemnify the trustee or other investor for or against failures by the servicer to perform its servicing obligations or acts or omissions that involve willful malfeasance, bad faith, or gross negligence in the performance of, or reckless disregard of, the servicer’s duties.

Servicing agreements with Fannie Mae and Freddie Mac (collectively, the GSEs) generally provide the GSEs with somewhat broader rights relative to the servicer performance than

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are found in servicing agreements with private investors. For example, although rare, each GSE has the right to demand that the servicer repurchase loans that breach the seller’s representations and warranties made in connection with the initial sale of the loans, even if the servicer was not the seller. The GSEs also reserve the contractual right to demand indemnification or loan repurchase for certain servicing breaches. In addition, our agreements with the GSEs and their first mortgage seller/servicer guides provide for timelines to resolve delinquent loans through workout efforts or liquidation, if necessary. [***Redacted***] In the fourth quarter of 2010, we recorded an expense of $230 million for compensatory fees that we expect to be assessed by the GSEs as a result of foreclosure delays. A servicer may also incur a liability to private-label securitization or other loan investors relating to delays or deficiencies in processing documents necessary to comply with state law governing foreclosures.

With regard to alleged irregularities in foreclosure process-related activities, a servicer may incur costs or losses if the servicer elects or is required to re-execute or re-file documents or take other action in its capacity as a servicer in connection with pending or completed foreclosures. The servicer also may incur costs or losses if the validity of a foreclosure action is challenged by a borrower. If a court were to overturn a foreclosure because of errors or deficiencies in the foreclosure process, the servicer may have liability to a title insurer of the property sold in foreclosure. These costs and liabilities may not be reimbursable to the servicer.

The servicer may be subject to deductions by insurers for mortgage insurance or guarantee benefits relating to delays or deficiencies. Additionally, if the servicer commits a material breach of its servicing obligations that is not cured within specified timeframes, including those related to default servicing and foreclosure, it could be terminated as servicer under servicing agreements under certain circumstances. Any of these actions may harm the servicer’s reputation, increase its servicing costs or otherwise adversely affect its results of operations.

Mortgage notes, assignments or other documents are required to be maintained and are necessary to enforce mortgages. Although we have processes in place to satisfy document delivery and maintenance requirements in accordance with transaction standards, if any required document is missing or defective, as the loan seller, we could be obligated to cure the defect or in some circumstances to otherwise provide remedies to affected investors. Additionally, there has been significant public commentary regarding the common industry practice of recording mortgages in the name of Mortgage Electronic Registration Systems, Inc. (MERS), as nominee on behalf of the note holder, and whether securitization trusts own the loans purported to be conveyed to them and have valid liens securing those loans. The process for mortgage loan transfers into securitization trusts is based on a well-established body of law that establishes the ownership of mortgage loans by the securitization trusts and we believe we have substantially executed this process. We currently use the MERS system for a substantial portion of the residential mortgage loans that we originate, including loans that have been sold to investors or securitization trusts. Although the GSEs do not require the use of MERS, the GSEs permit standard forms of mortgages and deeds of trust that use MERS and loans that employ these forms are considered to be properly documented for the GSEs’ purposes. We believe that the use of MERS is widespread in the industry. Certain other challenges have been made asserting that having a mortgagee of record that is different than the holder of the mortgage note could “break the chain of title” and cloud the ownership of the loan. We believe this assertion is without merit. Under the Uniform Commercial Code, a securitization trust or other investor has good title to a mortgage loan if the note is endorsed either in blank or to the named transferee and delivered to the holder or its designee, which may be a document custodian. In order to foreclose on the mortgage loan, in certain cases it may be necessary for an assignment of the mortgage to be completed by MERS. As such, our practice is to obtain assignments of mortgages from MERS prior to instituting foreclosure.

In addition, as disclosed in our Form 10-Q for the quarterly period ended September 30, 2010, law enforcement authorities in all 50 states and the United States Department of Justice and other federal agencies continue to investigate alleged irregularities in the foreclosure practices of mortgage servicers. Authorities have publicly stated that the scope of the investigations extends beyond foreclosure documentation practices to include modification servicing and loss mitigation practices. We are cooperating with these investigations and are dedicating significant resources to address these issues. Such investigations by state and federal authorities, as well as any other governmental or regulatory scrutiny of our foreclosure processes, could result in fines, penalties or other equitable remedies and result in significant legal costs in responding to governmental investigations and additional litigation.

Recent Events

Review of Foreclosure Processes, page 95

3.	We note your disclosure that delays in foreclosure sales could result in an increase in nonperforming loans and servicing advances and may impact the collectability of such advances and the value of MSRs. Please tell us and revise your future filings to also disclose the potential effects of foreclosure delays on the timing of sales of loans, other real estate owned and mortgage backed securities and any related effects on the valuation and impairment of these assets.

Response:	In future filings, beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, we will expand our disclosures to provide a more comprehensive description of the items potentially affected by foreclosure delays such as the impact on real estate owned (REO), including our ability to sell existing REO properties, and the valuation of mortgage-backed securities (MBS).

Loan sales have not been impacted by the temporary delay in foreclosure sales or the review of our foreclosure process. However, delays in foreclosure sales may negatively impact the valuation of REO properties and MBS that are serviced by us. With respect to agency MBS, while there would be no credit impairment due to the agency guarantee, the valuation of certain MBS would be negatively impacted by changes in the timing of cash flows. The ultimate impact on the valuation of agency MBS would depend on how long the underlying loans are impacted by foreclosure sales delays and would vary among securities. With respect to non-agency MBS, there may be a negative impact on both the timing and amount of cash flows. The ultimate impact on the valuation and impairment of non-agency MBS would depend on the same factors that impact agency MBS, as well as the level of subordination that exists on each individual security. In addition, as a result of our

Rule 83 confidential treatment request made by Bank of America Corporation foreclosure process assessment and related control enhancements that we have implemented, there may continue to be delays in foreclosure sales, including as a result of a continued backlog of foreclosure proceedings, and evictions from REO properties. As noted in our response to comment 2 above, during the fourth quarter of 2010, we recorded an expense of $230 million for compensatory fees that we expect to be assessed by the GSEs as a result of foreclosure delays.

4.	As a related matter, please tell us and revise your future filings to disclose whether you have entered into any agreements or understandings, including indemnification or settlement, with any title, mortgage or bond insurers regarding coverage as a result of recent concerns related to the loan documentation process. If applicable, discuss any relevant terms and quantify any related amounts where material.

Response:	[***Redacted***]

Representations and Warranties, page 139

5.	We note your disclosure on page 140 that your representations and warranty expense may vary significantly each period as the methodology used to estimate the expense continues to be refined based on the level and type of repurchase requests presented, defects identified, the latest experience gained on repurchase requests and other relevant facts and circumstances. Please reconcile this disclosure and the significant increase in repurchase claims received in recent quarters with remarks made by your chief executive officer during your third quarter earnings call related to the amount of expected mortgage repurchase expense per quarter. In particular, explain how you can estimate a “normalized” representations and warranties expense of approximately $500 million per quarter given the significant volatility in recent periods. Additionally, clarify whether “normalized” representations and warranty expense would represent amounts solely related to new loan sales, as opposed to historic transactions, principally from 2004-2008, which have resulted in the vast majority of your representation and warranty expense in recent periods. If not, tell us how this projection factors in representation and warranty expense related to historic loan sales and how you determined this was appropriate.

Response:	Remarks made by our Chief Executive Officer during our third quarter 2010 earnings call related to representations and warranties from past loan sales were not intended to represent a projection of future representations and warranties expense, but as discussed below were intended to highlight past experience. During the earnings call, Mr. Moynihan stated that future charges could be “lumpy.”

The following is an excerpt from the Final Transcript of the BAC—Q3 2010 Bank of America Corporation Earnings Conference Call:

Event Date/Time: Oct. 19. 2010 / 12:30PM GMT

Mike Mayo – CLSA – Analyst

I’m just trying to figure out what would be kind of a normal number going forward for this provision line?

Brian Moynihan – Bank of America Corporation – President, CEO

If you take out sort of the ups and downs, and look back, you can see $500 million-ish a quarter, I said that, Mike, on occasion, it’s just going to be lumpy because as we (inaudible) we’ll move something forward. And that may move stuff that would have occurred later on forward. These are looked at as like a portfolio. When we make an adjustment, it’s not adjustment on what the claims we received in. It’s on the exposure that we see on the whole portfolio, if we have a basis to make it.

If you look at sort of the resolution type of thing, and look back across the quarters we gave you, its $0.5 billion, $0.5 billion, $0.5 billion, so those are the kind of numbers that would be more recurring. Last couple quarters we had some sort of significant movement in terms of catching up to some pieces. So the danger here is it could be lumpy. But on average, that’s what we saw [emphasis added].

The explanation provided above was intended to refer to past experience and the fact that over the past several quarters we had resolved certain matters, which resulted in significant variance in the provision. Absent those matters, our provision averaged approximately $500 million a quarter. As stated in the emphasized sentence above, the explanation reflected recent past experience and was not intended to provide a projection of future representations and warranties expense. Mr. Moynihan attempted to “average” the past representations and warranties expense for simplification purposes but referred to expected future representations and warranties expense as “lumpy.”

In addition, as disclosed in our Form 8-K filed on January 3, 2011, we entered into agreements with the GSEs to resolve repurchase claims involving certain residential mortgage loans sold directly to the GSEs by entities related to Countrywide Financial Corporation (legacy Countrywide). As a result of these agreements and adjustments made to the representations and warranties liability for other loans sold directly to the GSEs, the Corporation recorded a provision during the fourth quarter of 2010 of approximately $3 billion with respect to the GSEs. This provision has further added to the “lumpiness” of the Corporation’s representations and warranties expense. The provision will be reflected in the financial statements filed with our Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

6.	We note your disclosures on pages 140-142 regarding your ability to reasonably estimate the amount of your repurchase obligation with your different counterparties, and that, at least with respect to the GSEs, you believe you can reasonably estimate the liability for your obligation for loans sold to the GSEs. We believe that where a range of reasonably possible loss is estimable, and the top of the range is in excess of the amount accrued, the range should be disclosed pursuant to ASC 450-20-50-3. In this regard, we note that for all recent historical periods, you have increased the amount of the repurchase obligation for probable losses, including specifically for the GSEs, and that your chief executive officer has made remarks in your third quarter conference call about the level of “normalized” expense for this obligation. Based on these factors, it would appear that there is a reasonable possibility that there will be losses in excess of the amounts accrued and that you have the ability to estimate amount, at least for some of your counterparties. Please tell us and revise your disclosure in future filings to provide the range of reasonably possible losses for all counterparties for which this disclosure is possible.

Response:	In future filings, beginning with our fourth quarter 2010 earnings release documents and Annual Report on Form 10-K for the fiscal year ended December 31, 2010, when we have determined that there is at least a reasonable possibility that a loss may have been incurred, and we can estimate the loss, we will provide additional disclosure in accordance with ASC 450-20-50-3.

With respect to repurchase and make-whole claims arising out of breaches of representations and warranties from our prior loan sales to non-GSEs, the additional disclosures will provide our estimate of the possible loss or range of losses, whether it is in excess of the amount accrued or is a loss for which we have no accrued liability. To provide additional transparency, we also will disclose information regarding our non-GSE experience related to prior loan sales detailed by originating entity and product type, including current outstanding principal balance, principal at risk and number of payments made.

As a result of the fourth quarter provision discussed in our response to comment 5 above, we believe we have addressed the Corporation’s mortgage repurchase and make-whole claims arising out of alleged breaches of selling representations and warranties for residential mortgage loans sold directly by the Corporation and legacy companies to the GSEs. The calculation of the provision incorporates both historical experience with the GSEs and certain assumptions regarding economic conditions, home prices and other matters. Future provisions for representations and warranties may be affected if actual results are different from the experience and assumptions incorporated in the provision calculation. As a result of the agreements with the GSEs and adjustments made to the representations and warranties liability for the GSEs in the fourth quarter of 2010, at this time, we do not expect there is an additional possible loss or range of losses materially in excess of the accrued liability related to repurchase and make-whole claims with respect to loans sold directly to the GSEs. We will continue to evaluate whether additional disclosure is warranted in future filings.

7.	On page 142, you disclose that as of September 30, 2010 the unpaid principal balance of loans related to unresolved monoline repurchase requests was approximately $4.2 billion, including $2.7 billion that have been reviewed where it is believed a valid defect has not been identified which would constitute an actionable breach of representations and warranties. Please tell us and revise your future filings to clarify how denied monoline claims are ultimately resolved. In your response, address the appeals process and provide some quantification around the amount of initially denied claims that are either rescinded or ultimately repurchased or made whole. Also discuss the timelines involved in resolving claims.

Response:	In future filings, beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, we will expand our disclosure of the claims process with the monoline insurers to provide additional information as described below.

Repurchase requests for the monolines are reviewed on a loan-by-loan basis. As part of an on-going claims process, if we do not believe a claim is valid, we will deny the claim and generally indicate our reason for the denial to facilitate meaningful dialogue with the

Rule 83 confidential treatment request made by Bank of America Corporation counterparty. When there is disagreement as to the resolution of a claim, the claims resolution process requires meaningful dialogue and negotiation between the parties to reach conclusion on an individual loan. Certain monolines have instituted litigation against us. When we deny claims from these counterparties, we do not indicate our reason for denial, as we are not contractually obligated to do so. In our experience, certain monolines have been generally unwilling to withdraw repurchase claims, regardless of whether and what evidence we have offered to refute a claim.

Given the lack of active dialogue with certain of the monoline counterparties, the pipeline of unresolved claims where we believe a valid defect has not been identified which would constitute an actionable breach of representations and warranties continues to grow. Through September 30, 2010, approximately 12 percent of claims that we initially denied have subsequently been resolved through repurchase, make whole payments or rescission. Although the timeline for resolution varies, once an actionable breach is identified on a given loan, settlement is generally reached on that loan within 60 to 90 days. When a claim has been denied and we do not have communication with the counterparty for six months, we view these claims as inactive; however, they remain in the outstanding claims balance.

8.	We also note your disclosure on page 142 that as of September 30, 2010 you have declined to repurchase loans from representations and warranties provided in connection with whole loans sales and private-label securitizations. Please tell us and revise your future filings to clarify how denied claims are ultimately resolved. In your response, address any appeals process and provide some quantification around the amount of initially denied claims that are either rescinded or ultimately repurchased or made whole. Also, discuss the timelines involved in resolving these claims.

Response:	In future filings, beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, we will expand our disclosure of the claims process in connection with the whole loan sales and private-label securitizations to provide additional information as described below.

The majority of the repurchase requests that we have received relate to whole loan sales. [***Redacted***] Most of the loans sold in the form of whole loans were subsequently pooled with other mortgages into private-label securitizations issued by the third-party buyers of the loans. The buyers of the whole loans received representations and warranties in the sales transaction and may retain those rights even when the loans are aggregated with other collateral into private-label securitizations. Repurchase requests for these whole loan sales are reviewed on a loan-by-loan basis. If, after our review, we do not believe a claim is valid, we will deny the claim and generally indicate our reason for the denial. When the counterparty agrees with our denial of a claim, it may rescind the claim. When there is disagreement as to the resolution of the claim, the claims resolution process requires meaningful dialogue and negotiation between the parties to reach conclusion on an individual loan.

Generally a whole loan sale claimant is engaged in the repurchase process and we reach resolution, either through loan by loan negotiation or at times, through a bulk settlement. Through September 30, 2010, approximately 68 percent of claims that we have initially denied have subsequently been resolved through repurchase, make whole payments or

Rule 83 confidential treatment request made by Bank of America Corporation rescission. Although the timeline for resolution varies, once an actionable breach is identified on a given loan, settlement is generally reached as to that loan within 60 to 90 days. When a claim has been denied and we do not have communication with the counterparty for six months, we view these claims as inactive; however, they remain in the outstanding claims balance.

Complex Accounting Estimates

Goodwill and Intangible Assets, page 202

9.	We note that your annual goodwill impairment test as of June 30, 2010 and interim test as of September 30, 2010 did not result in any goodwill impairment for your Home Loans & Insurance reporting unit. Please provide us with the following as it relates to your Home Loans & Insurance goodwill impairment testing:

Response:	In our Form 8-K filed on January 3, 2011, we disclosed that the Corporation expects to record a non-cash, non-tax deductible goodwill impairment charge of approximately $2.0 billion in the fourth quarter of 2010 in its Home Loans & Insurance (HL&I) business segment. We believe that there has been a decline in the value of the HL&I business segment resulting in an impairment of the carrying value of the goodwill. The estimated fair value of the business segment has declined as a result of increased uncertainties, including existing and potential litigation exposure, and other related risks, higher current servicing costs including loss mitigation efforts, foreclosure related issues and the redeployment of centralized sales resources to address servicing needs.

a)	Tell us whether you made any changes to your impairment testing methodology during 2010 other than updating assumptions to reflect the current market environment

Response:	As disclosed in our Form 10-Qs for the quarterly periods ended March 31, 2010, June 30, 2010 and September 30, 2010, we have tested the HL&I goodwill for impairment on a quarterly basis during the first nine months of 2010. Our impairment testing methodology has remained consistent from quarter to quarter since the annual test performed as of June 30, 2009 other than expected updates to our assumptions and inputs to reflect the current market environment and changes to the fourth quarter of 2010 test as described below. [***Redacted***] The appropriateness of this methodology has been evaluated by our independent accountants and periodically reviewed with independent valuation specialists who also provide the market approach valuation for purposes of the goodwill tests. We introduced certain stress tests of the fair value as further discussed below for the third quarter of 2010 testing due to the observation that the market data utilized in the market approach did not fully consider the economic instability that we were witnessing as well as to address the impact of uncertainties associated with risks related to representations and warranties on the overall fair value. In the fourth quarter of 2010, we continued to reassess our methodology due to the economic downturn as well as the occurrence of a chain of certain events related to the Corporation and determined that a change in the methodology was warranted. For further discussion of these events as well as the methodology changes in the fourth quarter of 2010, please refer to our response to comment 9d below.

Rule 83 confidential treatment request made by Bank of America Corporation

b)	Discuss the changes made to your discount and growth rate assumptions during 2010;

Response:	The discount rate used in the HL&I impairment tests remained fairly consistent during the nine months ended September 30, 2010. See our response to comment 9d below for changes made in the fourth quarter of 2010. For the first and second quarter tests, we used a discount rate of [***Redacted***]. The discount rate used in the annual test as of June 30, 2010 and the third quarter test was [***Redacted***]. Note that there is a difference between the second quarter 2010 test and the annual test as of June 30, 2010 due to the timing of the two tests. Our quarterly tests are performed as of the end of the month prior to quarter-end and rolled forward to the quarter-end. The second quarter 2010 test was therefore performed as of May 31, 2010 using market data of the comparable companies available as of that date. We then rolled forward the test to June 30, 2010 to update for HL&I book balances as of June 30, 2010. The annual test as of June 30, 2010 was performed during the third quarter based on market data for the comparable companies as published in their second quarter 2010 Form 10-Qs. As disclosed in the Management’s Discussion and Analysis (MD&A) of our Form 10-Qs for the quarterly periods ended March 31, 2010, June 30, 2010 and September 30, 2010, the discount rate is based on a capital asset pricing model. The decrease in the discount rate was primarily due to a decrease in the size premium input in the capital asset pricing model as well as a decrease of the risk-free rate. The size premium reflects a historical incremental return on stocks as published in the Ibbotson 2010 Stocks, Bonds, Bills & Inflation Yearbook (the 2010 Yearbook) and is based on the fair value of the reporting unit. Based on the 2010 Yearbook, HL&I moved from the second decile to the first decile of companies as the low end of the first decile was decreased. However, we did not reflect this change in the discount rate in the first and second quarters of 2010 since HL&I had historically been in the second decile. After observing that the fair value of HL&I consistently fell in the first decile during the first and second quarters of 2010, we moved to the first decile starting with the annual test as of June 30, 2010. The decrease in the risk-free rate resulted from the overall decline in market interest rates.

[***Redacted***]

c)	Describe the primary factors that resulted in the significant increase in the reporting unit’s fair value as a percentage of carrying value from 83% at June 30, 2010 to 99.8% at September 30, 2010;

Response:	The following table shows the fair value and allocated carrying value of the reporting unit at June 30, 2010 and September 30, 2010. These amounts were used to calculate the estimated fair value as a percentage of allocated carrying value:

[***Redacted***]

As demonstrated in the table above, the increase in the estimated fair value as a percentage of allocated carrying value was attributed to both an increase in the total fair value and a decrease in the allocated carrying value. Fair value increased under both the market approach and the income approach.

Rule 83 confidential treatment request made by Bank of America Corporation

The increase in the market approach fair value was primarily related to an increase in the market multiples of the group of comparable companies due to an improvement in market capitalizations. The market approach fair value is estimated based on equal weighting of fair values derived from earnings multiples and book capital multiples. While both sets of multiples increased, the more significant increase was noted in the earnings multiples where the multiple was [***Redacted***] as of June 30, 2010 and [***Redacted***] as of September 30, 2010.

The increase in the income approach fair value was primarily due to an increase in the earnings multiple of the comparable companies that is used in the calculation of the terminal value of the reporting unit. We have historically used a five-year average multiple that was [***Redacted***] at June 30, 2010 and [***Redacted***] at September 30, 2010. These multiples are derived from a third party source.

The decrease in the allocated carrying value represents a decrease in the economic capital allocated to the reporting unit. Contributing to the decrease was the reduced capital as a result of a significant drop in the value of mortgage-servicing rights (MSR) due to lower interest rates. Economic capital also decreased due to the strengthening in our underwriting standards.

d)	Provide more details about the stress testing that you performed during the third quarter 2010; and

Response:	The stress testing described in our Form 10-Q for the quarterly period ended September 30, 2010 was performed as a result of our observations about the market approach and income approach results. After a period of perceived return to economic stability in the middle of 2010, public anxiety about the economic recovery resurfaced at the end of the third quarter and in the beginning of the fourth quarter of 2010, including the fear of a “double dip” recession. At the same time, the results of step one of the goodwill impairment test for HL&I indicated an increase in the fair value of the reporting unit as of September 30, 2010 compared to the fair value as of June 30, 2010 due to the increase in the market multiples as indicated above. [***Redacted***]

The table below shows the fair value of HL&I and the respective step two results [***Redacted***]

[***Redacted***]

During the fourth quarter of 2010, the mortgage industry experienced growing uncertainty related to perceptions of representations and warranties exposures, ongoing developments related to alleged irregularities in foreclosure practices and possible regulatory actions by the various state attorneys general regarding foreclosure practices. The foreclosure-related issues directly impacted the Corporation and increased uncertainties, including litigation risk, legal expenses and servicing expenses. There was elevated scrutiny around the Corporation’s potential representations and warranties exposure, including analyst reports attempting to size the extent of this exposure, and the receipt of a letter by the Corporation asserting servicing breaches from private investors in residential MBS. The mortgage securitization industry as a whole faced concerns about representations and warranties

Rule 83 confidential treatment request made by Bank of America Corporation related to the ownership of mortgage loans and the validity of liens securing the mortgage loans as a result of public commentary about the use of the electronic records system operated by MERS. The rating agency Fitch placed the Corporation on Rating Watch Negative on October 22, 2010 due to the uncertainty from representations and warranties exposure. On January 3, 2011, we also announced that we had reached agreements with Freddie Mac and Fannie Mae resolving certain repurchase claims where the Corporation paid $2.8 billion to resolve repurchase claims involving certain residential mortgage loans sold directly to the GSEs by entities related to legacy Countrywide. The agreement with Freddie Mac extinguishes all outstanding and potential mortgage repurchase and make-whole claims arising out of any alleged breaches of selling representations and warranties related to loans sold directly by legacy Countrywide to Freddie Mac through 2008. The agreement with Fannie Mae substantially resolves the existing pipeline of repurchase and make-whole claims outstanding as of September 20, 2010 arising out of alleged breaches of selling representations and warranties related to loans sold directly by legacy Countrywide to Fannie Mae. These agreements with Freddie Mac and Fannie Mae do not cover loan servicing obligations, other contractual obligations or loans contained in private-label securitizations.

[***Redacted***] As disclosed in our Form 8-K filed on January 3, 2011, our fourth quarter test resulted in estimated goodwill impairment of approximately $2.0 billion.

e)	Provide us with your step two analysis as of June 30, 2010 and September 30, 2010.

Response:	Please see Appendix A for the step two analysis for the annual test as of June 30, 2010 and the third quarter 2010 test as of September 30, 2010.

We believe the foregoing is responsive to the comments and questions raised by the Staff. Further, we have reviewed the responses with our independent registered public accounting firm, PricewaterhouseCoopers LLP.

The adequacy and accuracy of the disclosure in the filings is the responsibility of the Corporation. The Corporation acknowledges to the Securities and Exchange Commission (SEC) that Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings. The Corporation also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions or require additional clarifying information, please call Randy Shearer, Financial Reporting and Policy Executive, at (980) 388-8433 or me at (980) 387-4997.

Sincerely,

/s/ John M. James

John M. James

Corporate Controller

cc:	Charles H. Noski, Chief Financial Officer

Neil A. Cotty, Chief Accounting Officer

Edward P. O’Keefe, General Counsel

Thomas Pirolo, Partner, PricewaterhouseCoopers LLP

Rule 83 confidential treatment request made by Bank of America Corporation

Home Loans & Insurance Step 2 Summary Assumptions	Appendix A

The attached represents a copy of step two of the goodwill impairment test for HL&I performed as part of the annual test as of June 30, 2010 and the third quarter test as of September 30, 2010. The methodology that was used to perform step two is outlined following the summaries for the two periods presented.

[***Redacted***]